Exhibit 99.3

Starbox Group Holdings Ltd.

Announces First Half of Fiscal

Year 2023 Financial Results

Revenue and Net Profit Increased to $4.0 Million and $1.4 Million Respectively (Basic Earnings of $0.03 Per Share) with Technology-Driven Services Revenue Accounting for Approximately 43.8% of its Revenue

KUALA LUMPUR, Malaysia, August 29, 2023 /PRNewswire/ — Starbox Group Holdings Ltd. (Nasdaq: STBX) (“Starbox” or the “Company”), a service provider of cash rebates, digital advertising, and payment solutions with a goal of becoming a comprehensive AI solutions provider within Southeast Asia, today announced its unaudited financial results for the six months ended March 31, 2023.

Mr. Lee Choon Wooi, Chairman and Chief Executive Officer of Starbox, commented, “We are excited about the results we have accomplished for the first half of fiscal year 2023, where we saw robust growth across almost every key financial metric. Our revenue and net income grew for the first half of fiscal year 2023, demonstrating the fruition of our earlier investments in technology and successful execution of our strategic initiatives, namely new technology-driven services revenue via licensing and/or sale of our technologies. Moving forward, we expect to channel our efforts into continuous technological innovation as we believe technology such as artificial intelligence will be one of our key drivers for revenue growth for the foreseeable future. We plan to keep investing in our artificial intelligence-generated content (AIGC) engine, which we believe will revolutionize how people visualize ideas and provide invaluable tools for businesses across industries. We aim to disrupt the industry with our applications of AI technologies, thereby solidifying our market position, and generating long-term value for our shareholders.”

First Half of Fiscal Year 2023 Financial Highlights

●	Total revenue was $4.0 million for the six months ended March 31, 2023, an increase of 36.1% from $2.9 million for the same period of last year.
●	Income from operations was $2.0 million for the six months ended March 31, 2023, an increase of 3.1% from $1.9 million for the same period of last year.
●	Net income was $1.4 million for the six months ended March 31, 2023, an increase of 8.6% from $1.3 million for the same period of last year.

First Half of Fiscal Year 2023 Operational Highlights

●	Number of advertisers was 22 during the six months ended March 31, 2023, compared to 42 during the six months ended March 31, 2022.
●	Number of members on the GETBATS website and mobile app was 2,518,023 as of March 31, 2023, compared to 2,513,658 as of September 30, 2022.
●	Number of merchants on the GETBATS website and mobile app was 832 as of March 31, 2023, compared to 820 as of September 30, 2022.
●	Number of transactions facilitated through GETBATS website and mobile app was 161,306 during the six months ended March 31, 2023, compared to 188,718 during the six months ended March 31, 2022.

First Half 2023 Financial Results

Revenue

Total revenue was $4.0 million for the six months ended March 31, 2023, an increase of 36.1% from $2.9 million for the same period of last year. The increase in revenue was primarily due to increases in the revenue from our newly established software licensing service segment.

●	Revenue from digital advertising service was $2.2 million for the six months ended March 31, 2023, which decreased by 23.7% from $2.9 million for the same period of last year. The decrease was due to decreases in the number of advertisers for our services in the six months ended March 31, 2023.
●	Revenue from software licensing was $1.7 million for the six months ended March 31, 2023. The Company did not have revenue from software licensing for the same period of last year. On March 24, 2023, the Company’s wholly owned subsidiary, Starbox Technologies Sdn. Bhd., entered into a software licensing agreement with Brandavision Sdn Bhd, a Malaysia company (“Brandavision”). The Company will develop a comprehensive data management system for Brandavision, grant them the access to its vast database, help train the staff of Brandavision with respect to its use and provide continuous technical support.
●	Revenue from cash rebate services was $10,621 for the six months ended March 31, 2023, which increased by 91.3% from $5,552 for the same period of last year. The increase was primarily due to an increase in the average cash rebate commission rate earned by the Company for the six months ended March 31, 2023 as compared to the six months ended March 31, 2022.
●	Revenue from payment solution services was $4,303 for the six months ended March 31, 2023, which decreased by 20.0% from $5,379 for the same period of last year.

Operating Cost

Operating costs were $2.0 million for the six months ended March 31, 2023, which increased by 99.0% from $1.0 million for the same period of last year. The increase was primarily due to the following reasons:

●	Salary and employee benefit expenses were $318,750 for the six months ended March 31, 2023, which increased by $122,846 from $195,904 for the same period of last year, primarily due to an increase in the number of employees from 17 for the six months ended March 31, 2022 to 25 for the six months ended March 31, 2023, in order to handle the increase in business activities associated with the Company’s digital advertising services, cash rebate services, and the newly expanded business in software licensing services.
●	Marketing and promotional expenses were $209,564 for the six months ended March 31, 2023, which increased by $104,756 from $104,808 for the same period of last year, as a result of our increased marketing efforts to develop new merchants and advertisers for our services.
●	License costs were $30,000 for the six months ended March 31, 2023, which increased by $4,941 from $25,059 for the same period of last year.
●	Website and facility maintenance expenses were $147,345 for the six months ended March 31, 2023, which increased by $97,620 from $49,725 for the same period of last year, primarily because the Company incurred more costs to optimize and upgrade its IT system related to rebate calculation and AI calculation engine.
●	Utility and office expenses were $251,563 million for the six months ended March 31, 2023, which increased by $194,784 from $56,779 for the same period of last year, primarily due to increased office insurance expenses and increased office supply expenses resulting from an increased number of staff.

●	Depreciation and amortization expenses were $193,662 for the six months ended March 31, 2023, which increased by $149,515, from $44,147 for the same period of last year, mainly due to increased amortization of intangible assets.
●	Business travel and entertainment expenses were $71,479 for the six months ended March 31, 2023, which increased by $53,957 from $17,522 for the same period of last year, due to the Company’s increased efforts to expand its business operations into local and neighboring countries.
●	Others were $344,633 for the six months ended March 31, 2023, which increased by $304,175 from $40,458 for the same period of last year, primally due to (i) increased trademark expenses by $69,990 and (ii) increased bonus by $176,635.

Provision for Income Taxes

Provision for income taxes was $0.6 million for the six months ended March 31, 2023, which decreased by 5.4% from $0.7 million for the same period of last year.

Net Income

Net income was $1.4 million for the six months ended March 31, 2023, which increased by $0.1 million from $1.3 million for the same period of last year.

Basic Earnings per Share

Basic earnings per share was $0.03 for the six months ended March 31, 2023, compared to basic and diluted earnings per share of $0.03 for the same period of last year.

Balance Sheet

As of March 31, 2023, the Company had cash of $0.9 million, compared to $17.8 million as of September 30, 2022.

Cash Flow

Net cash used in operating activities was $12.1 million for the six months ended March 31, 2023, compared to net cash provided by operating activities of $1.5 million for the same period of last year.

Net cash used in investing activities was $17.9 million for the six months ended March 31, 2023, compared to $0.6 million for the same period of last year.

Net cash provided by financing activities was $11.8 million for the six months ended March 31, 2023, compared to net cash used in financing activities of $0.8 million for the same period of last year.

About Starbox Group Holdings Ltd.

Headquartered in Malaysia, Starbox Group Holdings Ltd. is a technology-driven, rapidly growing company with innovation as its focus. Starbox is aiming to be a comprehensive AI solutions provider within Southeast Asia and also engages in building a cash rebate, digital advertising, and payment solution business ecosystem targeting micro, small, and medium enterprises that lack the bandwidth to develop an in-house data management system for effective marketing. The Company connects retail merchants with retail shoppers to facilitate transactions through cash rebates offered by retail merchants on its GETBATS website and mobile app. The Company provides digital advertising services to advertisers through its SEEBATS website and mobile app, GETBATS website and mobile app and social media. The Company also provides payment solution services to merchants. For more information, please visit the Company’s website: https://ir.starboxholdings.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Starbox Group Holdings Ltd.

Investor Relations

Department Email:

ir@starboxholdings.com

Ascent Investors Relations LLC

Tina Xiao

Phone: +1 917-609-0333

Email: tina.xiao@ascent-ir.com

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of March 31, 2023	As of September 30, 2022
	(Unaudited)

ASSETS

CURRENT ASSETS
Cash and equivalents	$864,392	$17,778,895
Accounts receivable, net	4,986,688	2,032,717
Prepaid income tax	552,094	-
Prepayments	14,448,012	4,269,611
Due from related parties	1,682	1,473

Total current assets	20,852,868	24,082,696

NON-CURRENT ASSETS
Property and equipment, net	21,941	13,380
Intangible assets, net	18,824,416	903,768
Right-of-use assets, net	36,511	42,574

Total non-current assets	18,882,868	959,722

TOTAL ASSETS	$39,735,736	$25,042,418

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Taxes payable	$395,772	$1,404,128
Deferred revenue	368,066	-
Accrued liabilities and other current liabilities	348,627	541,050
Operating lease liabilities, current	17,052	15,833
Due to related parties	1,409	7,361

Total current liabilities	1,130,926	1,968,372

NON-CURRENT LIABILITIES
Deferred tax liabilities, net	318,603	-
Operating lease liabilities, non-current	19,459	26,741

Total non-current liabilities	338,062	26,741

TOTAL LIABILITIES	1,468,988	1,995,113

COMMITMENT AND CONTINGENCY

SHAREHOLDERS’ EQUITY
Preferred shares, par value $0.001125, 5,000,000 shares authorized, no shares issued and outstanding	-	-
Ordinary shares, par value $0.001125, 883,000,000 shares authorized, 54,375,000 shares and 45,375,000 shares issued and outstanding as of March 31, 2023 and September 30, 2022, respectively	61,172	51,047
Additional paid in capital	30,674,988	18,918,303
Accumulated other comprehensive income (loss)	1,481,084	(607,052)
Retained earnings	6,049,504	4,685,007

Total shareholders’ equity	38,266,748	23,047,305

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$39,735,736	$25,042,418

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	SIX MONTHS ENDED MARCH 31,
	2023	2022

Operating revenue
Revenue from cash rebate services	$10,621	$5,552
Revenue from digital advertising services	2,220,794	2,911,482
Revenue from payment solution services	4,303	5,379
Revenue from software licensing	1,740,472	-
Total operating revenue	3,976,190	2,922,413

Operating expenses
Selling, general, and administrative expenses	1,996,892	1,003,373

Total operating expenses	1,996,892	1,003,373

Income from operations	1,979,298	1,919,040

Other income, net
Interest income	7,757	-
Other income, net	5,163	203
Total other income, net	12,920	203

Income before income tax	1,992,218	1,919,243

Income tax expenses	627,721	663,224

Net income	$1,364,497	$1,256,019

Other Comprehensive income
Foreign currency translation gain (loss)	2,088,136	(9,188)

Total Comprehensive income	$3,452,633	$1,246,831

Net income per share - basic	$0.03	$0.03

Weighted average number of common shares outstanding - basic	53,089,286	40,000,000

STARBOX GROUP HOLDINGS LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	FOR SIX MONTHS ENDED MARCH 31,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,364,497	$1,256,019
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Disposal of fixed assets	2,928	-
Depreciation and amortization	253,662	69,147
Amortization of right-of-use operating lease assets	9,111	42,974
Change in deferred tax	313,963	-
Changes in operating assets / liabilities:
Accounts receivable	(2,809,804)	(1,326,333)
Prepaid income tax	(544,054)	-
Prepaid expenses and other current assets	(9,621,687)	(63,935)
Deferred revenue	362,706	579,355
Taxes payable	(1,063,540)	834,895
Operating lease liabilities	(9,111)	(42,974)
Accrued expenses and other current liabilities	(407,590)	177,101

Net cash provided by (used in) operating activities	(12,148,919)	1,526,249

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(13,183)	(5,011)
Purchase of intangible assets	(17,864,000)	(626,420)

Net cash used in investing activities	(17,877,183)	(631,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Deferred initial public offering costs	-	(423,994)
Proceeds from equity financing	11,766,810	-
Increase in due from related party	(134)	-
Repayment of related party borrowings	(6,232)	(398,422)

Net cash provided by (used in) financing activities	11,760,444	(822,416)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	1,351,155	(8,955)

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(16,914,503)	63,447

CASH & EQUIVALENTS, BEGINNING OF PERIOD	17,778,895	2,295,277

CASH & EQUIVALENTS, END OF PERIOD	864,392	2,358,724

Supplemental Cash Flow Data:
Income tax paid	$2,011,188	$-
Interest paid	$-	$-